SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                               Department 56, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                          (Title of Class of Securities)

                                    249509100
                                  (CUSIP Number)

                                  May 18, 2000
             (Date of Event Which Requires Filing of This Statement)

     Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock reported herein is 850,000 shares, which constitutes approximately 5.9% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 14,464,177 shares outstanding.














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CUSIP No. 249509100

1.   Name of Reporting Person:

     Amalgamated Gadget, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) / /
3.   SEC Use Only

4.   Citizenship or Place of Organization: Texas

               5.   Sole Voting Power:  850,000 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 850,000 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     850,000 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 5.9%

12.  Type of Reporting Person: PN
--------------
(1) The shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments LDC pursuant to an Investment Management Agreement. Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over such shares and R2 Investments LDC has no beneficial ownership of such shares.

Item 1(a).     Name of Issuer.

     The name of the issuer is Department 56, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at One Village Place, 6436 City West Pkwy, Eden Prairie, Minnesota 55344.

Item 2(a).     Names of Persons Filing.

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Amalgamated Gadget, L.P., a Texas limited partnership ("Amalgamated"), the "Reporting Person." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Scepter Holdings, Inc., a Texas corporation ("Scepter"),and Geoffrey Raynor ("Raynor"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The  address of the principal business office or residence of each  of  the
Item 2 Persons is City Center Tower II, 301 Commerce Street, Suite 2975, Fort Worth, Texas 76102.

Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This Schedule 13G Statement relates to the Common Stock, par value $0.01 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

     The CUSIP number of the Stock is 249509100.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.   Ownership.

     (a) - (b)

Reporting Person

     Amalgamated

     Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 850,000 shares of the Stock, which constitutes approximately 5.9% of the outstanding shares of the Stock.

Controlling Persons

     Scepter

        Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 850,000 shares of the Stock, which constitutes approximately 5.9% of the outstanding shares of the Stock.

     Raynor

        Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 850,000 shares of the Stock, which constitutes approximately 5.9% of the outstanding shares of the Stock.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

      (c)

Reporting Person

     Amalgamated

        Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 850,000 shares of the Stock.

Controlling Persons

     Scepter

        As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 850,000 shares of the Stock.

     Raynor

        As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 850,000 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

        Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

        This  Schedule  13G Statement is being filed on behalf of  each  of  the
Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.   Notice of Dissolution of Group.

        Not Applicable.

Item 10.  Certification.

        By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


     DATED:     May 30, 2000



                            AMALGAMATED GADGET, L.P.

                              By: Scepter Holdings, Inc.,
                                     its general partner



                              By: /s/ Robert McCormick
                               Robert McCormick, Vice President